Exhibit 99.1

ASX/Media Release

Immutep to Evaluate Efti in Triple Combination Therapy Phase I Study

with Chemotherapy and an anti-PD-1 Therapy

•	New Phase I clinical trial, called INSIGHT-003, in patients with various solid tumours

•	Expands the evaluation of efti into a triple combination therapy of efti, chemotherapy and anti-PD-1 therapy

•	First patient in expected in Q3 of calendar year 2021, with initial interim results expected in 2022

SYDNEY, AUSTRALIA – 21 June 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune disease, announces it has signed an agreement to commence a new Phase I trial, called INSIGHT-003, to evaluate the combination of lead product candidate eftilagimod alpha (“efti” or “IMP321”) in conjunction with an existing approved standard of care therapy consisting of a chemotherapy agent and an anti-PD-1 therapy.

INSIGHT-003 will be an investigator-initiated trial conducted by the Institute of Clinical Cancer Research IKF at Krankenhaus Nordwest in Frankfurt. The trial will be run as an amendment to the protocol of the ongoing INSIGHT trial as the third arm (Stratum C) with Prof. Dr. Salah-Eddin Al-Batran as lead investigator.

Up to 20 patients with various solid tumours will be recruited to participate in the trial. Patients will receive 30 mg doses of efti every two weeks for 24 weeks in conjunction with standard of care chemotherapy plus anti-PD-1 therapy. Thereafter, patients will enter a maintenance phase and receive either efti alone or in double or continued triple combination with anti-PD-1 therapy. The trial will assess the safety, tolerability and initial efficacy of the combination.

All regulatory and ethical approvals have been received, enabling recruitment to commence. The first patient is expected to be enrolled in Q3 of calendar year 2021, with first interim results expected in 2022.

Commenting on the new trial, Immutep CEO Marc Voigt said: “Testing efti as part of a triple combination therapy is an important and exciting expansion of our development program. Efti activates the immune system and could bring a significant benefit to multiple approved standard of care therapies and experimental therapies. Together with our other trials, we are building a very robust pool of data to understand how efti can ultimately improve outcomes for cancer patients.”

Prof. Salah-Eddin Al-Batran, Lead Investigator of the INSIGHT trial said: “There is a solid scientific rationale for adding efti to certain existing standard-of-care chemotherapy plus anti-PD-1 regimen in a triple combination approach and we are excited about the possibility of generating the first safety and efficacy data for the efti-add-on triple combination in our INSIGHT trial platform.”

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

This announcement was authorised for release by the board of Immutep Limited.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease. Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889